FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 333-124825

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

(011) (30) (210) 452 8770

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated September 22, 2006 announcing that FreeSeas Inc. will Present at the Jefferies Shipping Conference in New York

.

FreeSeas Inc. to Present

at the Jefferies Shipping Conference in New York

Piraeus, Greece, September 22, 2006 – FreeSeas Inc. (NASDAQ: FREE), a provider of seaborne transportation for dry bulk cargoes, announced today that George D. Gourdomichalis, the company’s Chairman & President, will be presenting at the Jefferies Third Annual Shipping Conference, which will take place in New York City on Wednesday, September 27, 2006 at 9:45AM EDT.

A live audio webcast of the FreeSeas presentation will be available on the Jefferies website at

www.wsw.com/webcast/jeff13/free/.  A PDF version will also be available on the FreeSeas corporate website at www.freeseas.gr in the Investor Relations section.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece.  FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of drybulk vessels.  Currently, it has a fleet of three Handysize vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be  correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:	Investor Relations / Financial Media:

Stathis D. Gourdomichalis

Chief Financial Officer

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

Tel:  011-30-210-45-28-770

Fax: 011-30-210-429-10-10

E-Mail: info@freeseas.gr

           sdg@freeseas.gr

           www.freeseas.gr

Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue – Suite 1536 New York, NY 10160, USA Tel: (212) 661-7566 Fax: (212) 661-7526 E-Mail: nbornozis@capitallink.com www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     FreeSeas Inc.

(Registrant)

Dated:  September 22, 2006                    By:            /s/ Stathis D. Gourdomichalis

                                             ----------------------------------

 Stathis D. Gourdomichalis

                    Chief Financial Officer